Hennessy Capital Acquisition Corp. III

3485 N. Pines Way

Suite 110

Wilson, Wyoming 83014

June 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hennessy Capital Acquisition Corp. III
Registration Statement on Form S-1 Filed May 30, 2017, as amended File No. 333-218341

Dear Mr. Mancuso:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hennessy Capital Acquisition Corp. III hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, June 22, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/ Daniel J. Hennessy
Daniel J. Hennessy
President and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP